IMPERIAL

82-1257

RECEIVED
2006 MAY 31 P 12:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

23 May 2006

06013978

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

Imperial One Ltd

SUPPL

Dear Anne,

RE: ADR FACILITY

Please find enclosed copies of the following announcements which were lodged with the Australian Stock Exchange Limited on 16 May 2006 and 17 May 2006.

- Appendix 3B New Issue Announcement
- Natural Gas Exploration and Development Joint Venture Drilling Update Well No.10

These announcements have been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

PROCESSED
JUN 02 2006
THOMSON FINANCIAL

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 2550

ASX
AUSTRALIAN STOCK EXCHANGE

RECEIVED
2006 MAY 31 P [illegible]
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/05/2006

TIME: 11:45:14

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Drilling Update Well No 10 Appalachian Basin

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

IMPERIAL

17 May 2006

The Company Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

Dear Sir

Re: DRILLING UPDATE – WELL No 10
Natural Gas Exploration & Development Joint Venture
Appalachian Basin, Pennsylvania, USA

The Directors of Imperial One Limited, ("Imperial") are pleased to announce that its wholly owned US subsidiary, Imperial Resources LLC, has successfully completed its tenth natural gas well in the United States. Preliminary testing indicates that the recoverable gas reserves are above that of a typical Pennsylvanian Upper Devonian series natural gas producing well.

The well is part of an initial 10 well, natural gas drilling program in an area known as the 'Carrolltown Prospect', in the south western region of Pennsylvania.

Details of well 10 are as follows:

Well:	**Shulick #2.**
Location:	Carrolltown, Cambria County, Pennsylvania.
Status:	Reached target depth of 3,830 ft. Log data has confirmed presence of natural gas over the total depth analysed of 1,293 feet. The drilling program focused on the Upper Devonian series that contains numerous gas producing formations. The well will now be completed for production and a line is being laid for the production phase, expected to commence late May 2006. Production flow will be announced at that time.
Working Interest:	75%.
Net Revenue interest:	60.9375%.
Operator:	American Natural Resources LLC, Belle Vernon, Pennsylvania.

Imperial contributed on a proportional cost basis for the well, total cost being US$250,000, to drill, complete and connect to the distribution network.

Carrolltown offers a low-cost, low risk opportunity to participate in a development drilling program, with sufficient acreage for the drilling of over 100 wells. Natural gas wells in this region are known to remain in production for in excess of 40 years. In addition, the close proximity to market consumption in the Northeast United States commands a higher price per mcf (thousand cubic feet) than in other parts of the United States.

Drilling, well logging and interpretation has now been completed on all 10 holes of the initial drilling program. The Company is now waiting for the wells to be tuned in line before flow rates can be determined.

American Natural Resources LLC

In 2005, Imperial Resources entered into a joint venture agreement with American Natural Resources LLC, ("ANR") an American company and the operator of the development drilling program. The combined experience in the oil and gas industry of the two principals of ANR totals more than 60 years. This includes their involvement in the drilling of more than 1,000 wells in the Appalachian Basin. Each has worked in various phases of the industry. The experience and knowledge obtained over the years has created the background necessary to locate and develop successful oil and gas prospects.

ANR will invest 25% of the capital in the drilling program.

The Appalachian Basin

Hydrocarbon production has existed for over 100 years in this region of Western Pennsylvania with thousands of wells having been drilled. Historically around one third of the natural gas wells drilled in the United States each year are in the Appalachian Basin (Pennsylvania, West Virginia, Ohio, New York). The reasons for this high rate of drilling activity lie in the characteristics of the Appalachian Basin gas wells.

Yours faithfully

Bruce McLeod
Chairman

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/05/2006

TIME: 15:21:51

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Imperial One Limited

ABN

29 002 148 361

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	50,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Being the exercise of 50,000,000 options as follows: - 35,000,000 options exercisable at $0.0065 prior to 6/12/06 - 15,000,000 options exercisable at $0.008 prior to 6/12/06

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	35,000,000 options @ $0.0065 exercise price 15,000,000 options @ $0.008 exercise price
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	50,000,000 ordinary shares issued on the exercise of options expiring 6/12/2010
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 May 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,377,864,133 Includes 278,372,827 ordinary shares for a pending rights issue for which an Appendix 3B was lodged on 8/5/2006	Fully Paid Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,000,000	Options exercisable @ \$0.0065 prior to 6/12/2010

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16 May 2006
(Company secretary)

Print name: David Hughes

+ See chapter 19 for defined terms.

IMPERIAL

16 May 2006

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

Dear Anne,

RE: ADR FACILITY

Please find enclosed a copy of the following announcement which was lodged with the Australian Stock Exchange Limited on 15 May 2006.

- Natural Gas Exploration and Development Joint Venture Drilling Update Well's No.8 & 9

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/05/2006

TIME: 14:02:41

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Drilling Update Wells 8 & 9

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

IMPERIAL

15 May 2006

The Company Announcement Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY, NSW 2000

Dear Sir

Re: DRILLING UPDATE – WELLS No 8 & 9
Natural Gas Exploration & Development Joint Venture
Appalachian Basin, Pennsylvania, USA

The Directors of Imperial One Limited, ("Imperial") are pleased to announce that its wholly owned US subsidiary, Imperial Resources LLC, has successfully completed the eighth and ninth natural gas wells in the United States. Preliminary testing indicates that the recoverable gas reserves for both wells are above that of a typical Pennsylvanian Upper Devonian series natural gas producing well.

The wells are part of an initial 10 well, natural gas drilling program in an area known as the 'Carrolltown Prospect', in the south western region of Pennsylvania.

Details of well 8 are as follows:

Well:	**Hauk #1**.
Location:	Carrolltown, Cambria County, Pennsylvania.
Status:	Reached target depth of 3,508 ft. Log data has confirmed presence of natural gas over the total depth analysed of 1,303 feet. The drilling program focused on the Upper Devonian series that contains numerous gas producing formations. The well will now be completed for production and a line is being laid for the production phase, expected to commence late May 2006. Production flow will be announced at that time.
Working Interest:	75%.
Net Revenue interest:	60.9375%.
Operator:	American Natural Resources LLC, Belle Vernon, Pennsylvania.

Imperial contributed on a proportional cost basis for the well, total cost being US$250,000, to drill, complete and connect to the distribution network.

Details of well 9 are as follows:

Well:	**Hauk #3**.
Location:	Carrolltown, Cambria County, Pennsylvania.
Status:	Reached target depth of 3,599 ft. Log data has confirmed presence of natural gas over the total depth analysed of 1,119 feet. The drilling program focused on the Upper Devonian series that contains numerous gas producing formations. The well will now be completed for production and a line is being laid for the production phase, expected to commence late May 2006. Production flow will be announced at that time.
Working Interest:	75%.
Net Revenue interest:	60.9375%.
Operator:	American Natural Resources LLC, Belle Vernon, Pennsylvania.

Imperial contributed on a proportional cost basis for the well, total cost being US$250,000, to drill, complete and connect to the distribution network.

Carrolltown offers a low-cost, low risk opportunity to participate in a development drilling program, with sufficient acreage for the drilling of over 100 wells. Natural gas wells in this region are known to remain in production for in excess of 40 years. In addition, the close proximity to market consumption in the Northeast United States commands a higher price per mcf (thousand cubic feet) than in other parts of the United States.

Drilling has been completed on all 10 holes of the initial drilling program and the Company is now waiting for log results on well 10.

American Natural Resources LLC

In 2005, Imperial Resources entered into a joint venture agreement with American Natural Resources LLC, ("ANR") an American company and the operator of the development drilling program. The combined experience in the oil and gas industry of the two principals of ANR totals more than 60 years. This includes their involvement in the drilling of more than 1,000 wells in the Appalachian Basin. Each has worked in various phases of the industry. The experience and knowledge obtained over the years has created the background necessary to locate and develop successful oil and gas prospects.

ANR will invest 25% of the capital in the drilling program.

The Appalachian Basin

Hydrocarbon production has existed for over 100 years in this region of Western Pennsylvania with thousands of wells having been drilled. Historically around one third of the natural gas wells drilled in the United States each year are in the Appalachian Basin (Pennsylvania, West Virginia, Ohio, New York). The reasons for

this high rate of drilling activity lie in the characteristics of the Appalachian Basin gas wells.

Yours faithfully

Bruce McLeod
Chairman

IMPERIAL

12 May 2006

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

Dear Anne,

RE: ADR FACILITY

Please find enclosed copies of the following announcements which were lodged with the Australian Stock Exchange Limited.

- Lodged 11 May 2006 - Natural Gas Exploration and Development Joint Venture Drilling Update Well No.6
- Lodged 12 May 2006 - Natural Gas Exploration and Development Joint Venture Drilling Update Well No.7

These announcements have been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 2550

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/05/2006

TIME: 10:24:14

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Drilling Update Well No 6 Appalachian Basin

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

IMPERIAL

11 May 2006

The Company Announcement Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY, NSW 2000

Dear Sir

Re: DRILLING UPDATE – WELL No. 6
Natural Gas Exploration & Development Joint Venture
Appalachian Basin, Pennsylvania, USA

The Directors of Imperial One Limited, ("Imperial") are pleased to announce that its wholly owned US subsidiary, Imperial Resources LLC, has successfully completed its 6th natural gas well in the United States. Preliminary testing indicates that the recoverable gas reserves are above that of a typical Pennsylvanian Upper Devonian series natural gas producing well.

The well is part of an initial 10 well, natural gas drilling program in an area known as the 'Carrolltown Prospect', in the south western region of Pennsylvania.

Details of well 6 are as follows:

Well:	**Haik # 2.**
Location:	Carrolltown, Cambria County, Pennsylvania.
Status:	Reached target depth of 3,518 ft. Log data has confirmed presence of natural gas over the total depth analysed of 894 feet. The drilling program focused on the Upper Devonian series that contains numerous gas producing formations. The well will now be completed for production and a line is being laid for the production phase, expected to commence late May 2006. Production flow will be announced at that time.
Working Interest:	75%.
Net Revenue interest:	60.9375%.
Operator:	American Natural Resources LLC, Belle Vernon, Pennsylvania.

Imperial contributed on a proportional cost basis for the well, total cost being US$250,000, to drill, complete and connect to the distribution network.

Imperial One Limited ACN 002 148 361 • Level 7, 3 Spring Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244

Carrolltown offers a low-cost, low risk opportunity to participate in a development drilling program, with sufficient acreage for the drilling of over 100 wells. Natural gas wells in this region are known to remain in production for in excess of 40 years. In addition, the close proximity to market consumption in the Northeast United States commands a higher price per mcf (thousand cubic feet) than in other parts of the United States.

The drilling rig has now moved to the seventh drill site of the initial drilling program.

American Natural Resources LLC

In 2005, Imperial Resources entered into a joint venture agreement with American Natural Resources LLC, ("ANR") an American company and the operator of the development drilling program. The combined experience in the oil and gas industry of the two principals of ANR totals more than 60 years. This includes their involvement in the drilling of more than 1,000 wells in the Appalachian Basin. Each has worked in various phases of the industry. The experience and knowledge obtained over the years has created the background necessary to locate and develop successful oil and gas prospects.

ANR will invest 25% of the capital in the drilling program.

The Appalachian Basin

Hydrocarbon production has existed for over 100 years in this region of Western Pennsylvania with thousands of wells having been drilled. Historically around one third of the natural gas wells drilled in the United States each year are in the Appalachian Basin (Pennsylvania, West Virginia, Ohio, New York). The reasons for this high rate of drilling activity lie in the characteristics of the Appalachian Basin gas wells.

Yours faithfully

Bruce McLeod
Chairman

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/05/2006

TIME: 14:39:00

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Progress Report - Well No 7 Appalachian Basin

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

IMPERIAL

12 May 2006

The Company Announcement Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY, NSW 2000

Dear Sir

Re: DRILLING UPDATE – WELL No. 7
Natural Gas Exploration & Development Joint Venture
Appalachian Basin, Pennsylvania, USA

The Directors of Imperial One Limited, ("Imperial") are pleased to announce that its wholly owned US subsidiary, Imperial Resources LLC, has successfully completed its seventh natural gas well in the United States. Preliminary testing indicates that the recoverable gas reserves are above that of a typical Pennsylvanian Upper Devonian series natural gas producing well.

The well is part of an initial 10 well, natural gas drilling program in an area known as the 'Carrolltown Prospect', in the south western region of Pennsylvania.

Details of well 7 are as follows:

Well:	**Shulick #1**.
Location:	Carrolltown, Cambria County, Pennsylvania.
Status:	Reached target depth of 3,602 ft. Log data has confirmed presence of natural gas over the total depth analysed of 575 feet. The drilling program focused on the Upper Devonian series that contains numerous gas producing formations. The well will now be completed for production and a line is being laid for the production phase, expected to commence late May 2006. Production flow will be announced at that time.
Working Interest:	75%.
Net Revenue interest:	60.9375%.
Operator:	American Natural Resources LLC, Belle Vernon, Pennsylvania.

Imperial contributed on a proportional cost basis for the well, total cost being US$250,000, to drill, complete and connect to the distribution network.

Carrolltown offers a low-cost, low risk opportunity to participate in a development drilling program, with sufficient acreage for the drilling of over 100 wells. Natural gas wells in this region are known to remain in production for in excess of 40 years. In addition, the close proximity to market consumption in the Northeast United States commands a higher price per mcf (thousand cubic feet) than in other parts of the United States.

The drilling rig has now completed the initial 10 well development program. Results for the remaining wells will be available to the Company following interpretation of the individual well logs.

American Natural Resources LLC

In 2005, Imperial Resources entered into a joint venture agreement with American Natural Resources LLC, ("ANR") an American company and the operator of the development drilling program. The combined experience in the oil and gas industry of the two principals of ANR totals more than 60 years. This includes their involvement in the drilling of more than 1,000 wells in the Appalachian Basin. Each has worked in various phases of the industry. The experience and knowledge obtained over the years has created the background necessary to locate and develop successful oil and gas prospects.

ANR will invest 25% of the capital in the drilling program.

The Appalachian Basin

Hydrocarbon production has existed for over 100 years in this region of Western Pennsylvania with thousands of wells having been drilled. Historically around one third of the natural gas wells drilled in the United States each year are in the Appalachian Basin (Pennsylvania, West Virginia, Ohio, New York). The reasons for this high rate of drilling activity lie in the characteristics of the Appalachian Basin gas wells.

Yours faithfully

Bruce McLeod
Chairman